UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Item 2(d) ☐ Item 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,179,306

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power 18,525,768

	10.	Shared Dispositive Power 4,099,942*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,625,710*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.0%*

14.	Type of Reporting Person (See Instructions) IN

* Includes shares which are also deemed to be beneficially owned by Paul Marciano and includable in reports on Schedule 13G filed by Paul Marciano.  If the potential double counting were eliminated, Maurice Marciano would be deemed to beneficially own 21.9% of the shares that would be outstanding.

This Amendment No. 7 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007 and July 23, 2007.  Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 7 is being made to reflect the transfer among various indirect manners of holding shares for estate planning purposes and sales of shares for portfolio diversification purposes.  Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by Mr. Marciano in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer

(a) As of October 17, 2007, Mr. Marciano may be deemed to beneficially own 22,625,710 shares of Common Stock which represents 24.0% of the 94,198,223 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.  Of these shares, 4,079,942 are also includable in Section 13 reports by Paul Marciano, since they share investment power over such shares.  If the 2,039,972 shares in which Mr. Maurice Marciano holds no pecuniary interest are subtracted to eliminate double counting, Mr. Maurice Marciano would be deemed to beneficially own 21.9% of such outstanding shares.  As of September 6, 2007, there were 94,112,373 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended August 4, 2007.

(b) The 22,625,710 shares that may be deemed to be beneficially owned by Mr. Marciano, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of shares		Voting Power	Investment Power
Direct	87,700		Sole	Sole
As sole trustee of Maurice Marciano Trust	14,652,892		Sole	Sole
As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	70		Sole	Sole
As member of Marciano Financial Holdings II, LLC	4,079,942	*	Sole as to 1,427,980 None as to remainder	Shared
As member of MNM Capital Holdings, LLC	3,699,256		Sole as to 924,814 None as to remainder	Sole
By wife	20,000		Shared	Shared
Exercisable options	85,850		Sole	Sole

* Mr. Marciano has a pecuniary interest in only 2,039,970 of these shares.  Because investment power over all shares held by this entity is shared with his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

(c) During the past sixty days, Mr. Marciano may be deemed to have effected the following sales pursuant to routine brokerage transactions in the open market.

Date	Number of Shares		Price per Share
October 5, 2007	25,000	*	$52.25
October 5, 2007	25,000	*	$52.26
October 5, 2007	150,000	*	$52.17
October 16, 2007	200,000	*	$54.00
October 17, 2007	50,000		$55.65
October 17, 2007	80,000		$55.00
October 17, 2007	80,000		$55.00

* Mr. Marciano has a pecuniary interest in only a portion of these shares sold by Marciano Financial Holdings II, LLC.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with Mr. Marciano’s portfolio diversification, the Maurice Marciano Trust and MNM Capital Holdings, LLC have entered into a Sales Plan, as amended, under Rule 10b5-1 of the Securities Exchange Act of 1934.  Under the Sales Plan, the entities will sell under pre-arranged pricing and other terms an aggregate of up to 1,500,000 shares of Common Stock of the Issuer in open market transactions through April 4, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2007

MAURICE MARCIANO

/s/ Maurice Marciano